Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

October 6, 2011

Via Edgar
Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Registration Statement on Form S-1
Filed: May 16, 2011
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 13, 2011 (the “Comment Letter”) relating to the Form S-1 filed May 16, 2011 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea”, “Piper” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response

We acknowledge your comment.

2.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response

We do not intend to utilize graphic, visual or photographic information in the prospectus.

Prospectus Summary, page 3

3.
Please include a statement regarding the proposed business of your company following the acquisition of Hygea Health Holdings, Inc, your strategy and a discussion of material risks and obstacles. Please note that the cross reference on page 4 to a discussion of the risks is not sufficient.

Response

We have revised the Prospectus Summary on page 3 to include a statement regarding our business, strategy and discussion of material risks.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

4.	In the subsection on page 3 entitled “Other Pertinent Information,” please disclose your website address, if applicable.

Response

We are in the process of developing a website.  Upon completion, we will provide the website in our filings.  We have disclosed that we presently do not have a web site.

Risk Factors, page 6

5.	Please add a risk factor discussing the impact of future financings on shareholder value and address potential dilution of existing shareholders should you engage in additional financings.

Response

We have revised to include a risk factor titled “We may need additional capital to expand or maintain our operations, which could result in dilution to existing stockholders.”

6.	Please add a risk factor discussing the risks posed by the fact that you currently operate in one primary geographic location.

Response

We have revised to include a risk factor titled – “Our business, financial condition and results of operations may be adversely affected by unfavorable economic and market conditions in our sole geographical segment.”

“We will need to raise additional funds in the near future...” page 6

7.	Please disclose how long you expect your current funds to last.

Response

We have made the requested revision.

“We depend upon reimbursement by third party payors...” page 7

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

8.
Please disclose whether there are any third party payors upon which your business in substantially dependent and, if so, please disclose the name or names of such entities and quantify the revenues derived from such third parties, in dollar amount and as a percentage of the company’s operating revenues.

Response

We have made the requested revision.

“The adoption of more restrictive Medicare coverage policies...” page 8

9.
To the extent that the adoption of modified local coverage determinations or other policies in response to CMS’ new inpatient rehabilitation hospital coverage criteria has already impacted your operations, please discuss.

Response

The adoption of modified local coverage determinations or other policies in response to CMS’ new inpatient rehabilitation hospital coverage criteria has not impacted our operations.

“Whenever we make an acquisition of an entity that has an HMO contract...” page 9

10.
To the extent you have experienced instances of HMOs refusing to consent to the transfer of an HMO contract in the course of your prior acquisitions, please discuss the effect it had on your business. Additionally if you are currently experiencing an HMO refusal to consent to transfer of an HMO contract in a pending acquisition, please disclose the risks you face, including whether the acquisition has been materially delayed and the potential impact on your business.

Response

We have not experienced instances of an HMO refusing to consent to transfer an HMO contract.  HMO’s look to organizations like Hygea to take on more of their provider contracts and give added support to the overhead administration of the relationship between the providers and the HMO.  Accordingly, we do not believe revisions to the registration statement are appropriate.

“Revenues and profits could be diminished if we lose the services of key primary care physicians...” page 10

“We will also depend on its ability to recruit and retain experienced physicians” page 10

11.	To the extent that you have experienced problems attracting or retaining key primary care physicians, please revise to describe these specifically.

Response

We have not experienced problems attracting or retaining key primary care physicians.

“We continue to face intense competition...” page 10

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

12.	Please revise this risk factor to provide a description of your primary competitors among specialized and ancillary services firms, including a discussion of any regional variations.

Response

We have revised to include a more descriptive competitive analysis of our industry.

“Healthcare reform legislation may affect our business...” page 10

13.	Please revise this risk factor to more specifically address the impact of the new Healthcare and Education Affordability Reconciliation Act of 2010 and the potential risks posed to your business.

Response

The Company is an integrated medical group practice.  The Healthcare and Education Affordability Reconciliation Act of 2010 (“HEAR”) will not negatively impact our business but rather will result in further integration of our industry as a result of increased regulation.  As such, we have not revised the risk factor as we do not believe the HEAR will negatively impact our business.

“We are dependent on key personnel...” page 11

14.
To the extent that you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise to describe these problems. If you are aware of that any key personnel intend to retire or terminate employment with the company, please disclose.

Response

We have not experienced problems in attracting and retaining key employees and management personnel in the recent past.  As such, we do not believe the disclosure should be revised.

“Our Common Stock may be subject to ‘penny stock’ rules...” page 12

15.	Please revise your disclosure to clarify that your common stock will be subject to the penny stock rules given the current estimated price of $0.11 per share.

Response

We have revised the disclosure as requested.

“We have not voluntarily implemented various corporate governance...” page 13

16.	Please revise your disclosure to also address the potential impact of corporate governance reforms under the newly-enacted Dodd-Frank Financial Reform Act of 2010.

Response

We have revised the disclosure to include a discussion of Dodd Frank.

Selling Stockholders, page 14

17.	Please revise your selling shareholder table to identify the natural person with voting and dispositive authority over the shares listed for each partnership, trust or other entity.

Response

We have revised to include the identity of the natural person with voting and dispositive power over the share for each entity.

Management’s Discussion and Analysis, page 22 Operating Results, page 23

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

18.
Please disclose the names of the four HMOs from which most of your revenue was primarily derived and specify the respective percentage of revenue derived from each. Please also file the contracts with these HMOs as exhibits to your registration statement.

Response

We have revised to disclosure the names of the four HMOs and the percentage for each and have filed the documents as exhibits to the Form S1 Registration Statement.

19.	Please expand your description of the ancillary revenues and explain why you expect these revenues to be a significant percentage of total Practice revenues in 2012 and beyond.

Response

We have revised to include a discussion of ancillary revenue.

Application of Critical Accounting Policies and Estimates Revenues, page 24

20.
For each period presented, please quantify and disclose the amount of changes in estimates of prior period risk adjustment revenues and retroactive membership adjustments that you recorded during the current period. For example for 2010, this amount would represent the amount of the difference between estimates of the adjustments for services rendered during 2009 and the amount of the new estimate or settlement amount that was recorded during 2010. In addition, please disclose the periods for which the rates and payments are subject to review and adjustment, and quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts as of the latest balance sheet date could have on your financial position and operations.

Response

We have made the requested change.

Liquidity and Capital Resources, page 27

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

21.
Please disclose why your accounts receivable increased by $2,260,728 in 2010 when your revenue only increased by $1,768,042 in 2010. To the extent that there has been a significant increase in the aging of your accounts receivable please disclose the number of days your accounts receivable are outstanding and the factors contributing to the increase in the number of days the receivables are outstanding. Please also disclose the impact of the increase in accounts receivable on your liquidity.

Response

We have revised to include a discussion regarding the increase in our account receivables.

22.
Please disclose that you collected the note receivable and accrued interest of $597,274 acquired in the reverse merger with Hygea or tell us why you did not disclose these amounts on your balance sheet or statement of cash flows.

Response

The note receivable and accrued interest of $597,655 (not the aforementioned $597,274) are eliminated upon consolidation of the combined balance sheets.  It is our position that these are a non-cash transaction and are not disclosed (or required to be disclosed) in the statement of cash flows.

23.
You disclose under concentrations of credit risks that substantially all of your revenues and accounts receivable are with CarePlus Health Plans. Please disclose the amount of receivables due from CarePlus Health Plans and the impact on your liquidity if you are unable to collect the amounts due from them.

Response

We have revised to include a discussion of the relationship with CarePlus.

Business, page 28

24.
With respect to Integrated Group, your network of integrated group practices, please revise to describe the ownership structure of this network. For example, how are the group practices organized, what is your ownership interest in them, and is Integrated Group a separate legal entity? In addition, please identify the subsidiaries owned by Integrated Group and describe the industry-related services they provide.

Response

We have revised the business disclosure as requested.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

25.	With respect to Palm Medical Network, please revise your disclosure to explain what a medical service organization (MSO) is, as well as an “at risk” contract.

Response

We have revised to provide a definition of MSO and “at risk” contracts.

26.
We note your statement that you have a series of “MSOs” under Palm Medical Network in the first paragraph under on page 28, but later refer to Palm’s MSO in the singular. Please clarify this apparent inconsistency.

Response

We have revised to refer to Palm MSOs in the plural.

27.
We also note your statement that Hygea was founded in part with the purpose of integrating all aspects of a multidisciplinary medical group practice network “via a robust technology platform that incorporates state-of-the-art and physician friendly electronic medical records and practice management system services, including scheduling and billing capabilities.” Accordingly, please discuss the status of your technology platform.

Response

We have revised to include a discussion of our electronic medical records component.

Independent Physician Association (IPA) and Managed Service Organization (MSO), page 28

28.	Please provide the basis for your statement that Palm’s IPA network is the largest such network in the state of Florida.

Response

We have removed the statement claiming that we are the largest in the State of Florida.

29.	Please describe the contractual relationship between the physicians within the Palm network and Palm Medical Network, LLC.

Response

We have revised to describe the contractual relationship between the physicians and Palm Medical Network, LLC.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

30.	Please describe the “core technologies” you provide to Palm Medical Network.

Response

We have revised to refer to our electronic medical records service, which is fully discussed under the general section of the Business description.

Network of Medical Group Practices and Healthcare Service Providers, page 28

31.	Please state approximately how many medical group practices are currently in your network and how many you plan to acquire as you expand your rollout.

Response

We have revised to state the historical information.  However, we have not included information with respect to future acquisitions.  We believe the disclosure of such information is premature as such acquisitions are subject to entering definitive agreement and due diligence.  As such, we believe that our goals to acquire a certain number of practices during the coming three years and the actual results may differ and it would not be responsible to include such disclosure in a public filing.

32.	Please file the service agreement with ProMD Practice Management as an exhibit. Please disclose the material terms of the service agreement.

Response

We have revised the disclosure to include a discussion of ProMD Practice Management.  ProMD is retained on an as needed basis.  As such, we have included a form of agreement that we use with ProMD as an exhibit.

Medical Risk Assessment (MRA) Specialists, page 28

33.	Please describe any material contracts with specialized third party healthcare consultants and file such contracts as exhibits.

Response

We have attached the third party consultant agreements.

Electronic Medical Records/Practice Management System, page 28

34.	Please describe the contractual arrangements through which you distribute Cyfluent’s electronic medical records/practice management system.

Response

We have revised to include a description of the Beta Cyfluent test.

Business Model, page 29

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

35.	Please explain what Stark Law’s “In-Office Ancillary Services Exception” is.

Response

We have revised to explain the “In-Office Ancillary Services Exception.”

36.
Please reconcile your statement that your business model spreads operating risk across geographic areas with your statement on page F-18 under “Concentration of Credit Risk” that you currently operate in one primary geographic location.

Response

We have revised Footnote 18 to state that we operate in four geographic locations in the State of Florida.

37.	Please revise your disclosure to clarify the following:

•	the nature of the revenue enhancements your physician group provides its practitioners;

•	what you mean by “improperly structured” group practices;

•	how your revenue stream is different from that of other practice management and managed care groups;

•	the ancillary medical services that you provide in-house;

•	how you are able to see more patients more efficiently while at the same time provide a higher level of medical care; and

•	the basis for your statement that projected revenue ratios can reach as a high as 4:1 of referral ancillary revenue to physician’s clinical revenue

Response

We have revised the “Business Model” section to clarify the above items.

Market, page 29

38.
Throughout this section, you cite various estimates, statistics and other figures. Please attribute the statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or beliefs, please explain how you arrived at those estimates or beliefs and disclose any third-party sources you relied upon.

Response

We have included references for the statistical information included in the Business description

Competition, page 29

39.	Please expand this section to include a description of your primary competitors amongst specialized and ancillary services firms, including a discussion of any regional variations.

Response

We have revised the completion section as requested.

Management, page 30

Background of Executive Officers and Directors, page 30

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

40.
Please revise each executive officer’s and director’s bio to provide the dates of that person’s principal occupations and employment during the past five years. Please indicate the periods in which each position was held to ensure there are no gaps in employment or education. See paragraph (e)(1) of Item 401 or Regulation S-K

Response

We have revised to include specific employment data.

Executive Compensation, page 33

41.
Please disclose whether the company has entered into any material employment agreements with executive officers. If so, please describe the terms of such agreements and file the agreements as exhibits.

Response

We have revised to include a description of the Company’s employment agreements and attached all relevant employment agreements to the Form S-1 Registration Statement.

Summary Compensation Table, page 33

42.
Revise your compensation table to include compensation data for your other Named Executive Officers, including your Principal Executive Officer. See Item 402(m) of Regulation S-K for the scaled disclosure required of smaller reporting companies in this section.

Response

No other executive officer has received compensation from the Company.  We have included a statement to this effect.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

43.
Please tell us why you selected an independent auditor based in Los Angeles, California given that your corporate headquarters, and presumably your accounting records, are located in Miami, Florida. Please also tell us whether your independent auditor is licensed in the State of Florida.

Response

The independent auditor was introduced to the Company by Nobis Capital Advisors, Inc., which serves as a consultant to our company and is also a shareholder.  Nobis Capital Advisors, Inc. is headquartered in Newport Beach, California which is close proximity to Kabani & Company, which is located in Los Angeles, California.  Kabani & Company is licensed in the State of Florida.  Upon interviewing Kabani & Company and several PCAOB accounting firms in the Florida region, management elected to engage Kabani & Company as it was the most experienced and affordable.

Consolidated Balance Sheets, page F-3

44.
Please indicate, if true, that your accounts receivable are presented net of an allowance for doubtful accounts. In addition, please parenthetically disclose the amount of allowances as of the balance sheet periods presented. Refer to Rule 5.092 of Regulation S-X.

Response

Recorded revenue has been reduced to reflect net anticipated revenue.  There is no allowance for doubtful accounts in the financial statements.

Consolidated Statements of Income, page F-4

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

45.
Please disclose your basic and fully diluted earnings per share in accordance with ASC 260-10-15-2 and 260-10-50. Please also disclose the methods used to compute basic and diluted earnings per share in your significant accounting policies.

Response

We have revised to include the basic and fully diluted earnings per share and the related methods used to compute.

Consolidated Statements of Stockholders’ Equity, page F-5

46.
Please provide us with an explanation of fluctuations in the price/estimated fair value of your equity issuances in chronological order. Please also tell how these prices/estimated values were considered in your offering price per unit.

Response

The price of each issuance was arbitrarily determined as the Company was private and closely held by related parties.   There is no relationship between the offering/issuance price and our assets, book value, net worth, or any other economic or recognized criteria of value and these prices do not necessarily accurately reflect the actual value of the securities or the price that may be realized upon disposition of the Securities. Consolidated Statements of Cash Flows, page F-6

47.
You disclose that you received cash from investing activities of $200,000 from the acquisition of Opa-Locka Pain Management. This contradicts your disclosure on page F-12 that the total consideration of $123,781 was based on the fair value of the common stock issued or the $7,177 cash balance of Opa-Locka Pain Management on the acquisition date. Please revise your cash flows statement to ensure that it is consistent with the disclosures in your acquisition footnote.

Response

We have revised the Statement of Cash Flow.

Revenues, page F-8

48.
Please provide a description of what “patient fees” are and disclose your revenue recognition policy for fee-for-service arrangements. If “patient fees” are fee-forservice arrangements please reconcile your statement that you primarily derive your medical revenues from risk-based health insurance arrangements.

Response

We have revised page F-8 as requested.

49.	Please revise your disclosure to include your revenue recognition policy for license fees and non-medical revenues.

Response

We have revised the revenue recognition policy as requested.

Reinsurance (Stop-Loss Insurance), page F-9

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

50.
Please tell us how your recognition of reinsurance recoveries as patient fees revenue is consistent with ASC 954-720-45-1. In addition, disclose the nature of your reinsurance coverage, the amounts that are recognized in your financial statements (i.e. premiums and recoveries that are recognized in your statements of operations and the recoverable amount recognized in your balance sheets) and the line items on your financial statements that these items are reflected in.

Response

We have revised to include a discussion of the reinsurance coverage, the relevant amounts and the relevant line items.

Claims Payable, page F-10

51.
You disclose that claims paid on your behalf by HMO’s include an estimate of claims incurred but not reported. Please disclose the method used to estimate the claims incurred but not reported, the amount of these estimated claims for the periods presented and whether there have been any material adjustments to these estimated claims.

Response

We have revised the footnotes to include the information requested.

C. Acquisitions

Opa-Locka Pain Management Corporation, page F-12

52.
You disclose in the footnotes that you issued 650,000 shares of common stock as part of the purchase consideration of Opa-Locka Pain Management Corporation yet you disclose that you issued 1,354,577 common shares on your statements of stockholders’ equity. Please reconcile this difference and ensure that the number of shares, equity balances and per share information properly reflect the reverse acquisition. Please also tell us how you determined the value of the common shares issued to Opa-Locka Pain Management.

Response

We have revised the footnotes to include the information requested.

Royal Palm Beach Medical Group, page F-12

53.	Please revise your disclosure to clarify the nature of the consideration paid for this acquisition and the nature of the assets acquired.

Response

We have revised the footnotes to include the information requested.

D. Disposals

United Care Group, Inc. (“UCG”), page F-13

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

54.
Please cite us for us relevant authoritative literature that supports recognition of revenue for the rights sold to United Care Group to be the exclusive practice management and billing service provider for all company-owned practices. In so doing, please consider the characteristics of revenues and gains as contemplated under FASB Statement of Concepts Six.

Response

The United Care Group Transaction closed in 2008 and is not relevant for 2009.  As such, we have deleted the reference to United Care Group in the financial statements.

Hygea of Palm Beach, LLC, page F-13

55.	Please disclose how the sale of Hygea of Palm Beach was recorded and valued. Please also disclose any gain/loss you recognized from this transaction.

Response

We have revised the footnotes to include the information requested.

E. Stockholders’ Equity, page F-13

56.
Please tell us how the conversion rate of the preferred stock was determined, how the conversion price compared to the underlying value of the common stock at the time of the issuance and how you determined that there was no beneficial conversion feature.

Response

We have revised the footnotes to include the information requested.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

57.
Please tell us why you issued 88,099,633 shares for the redemption of 87,203,528 shares in the same entity. Please also tell us why you attributed $687,411 or $.008 per common share for the issuance of 88,099,633 shares versus $552,411 or $.006 per common share that you attributed to the 87,203,528 shares exchanged.

Response

The 88,099,633 issuance addressed the outstanding 87,203,528 shares at year-end 2008 plus new issuance of 895,105 shares during 2009 prior to exchange.  The $130,000 difference in par/paid in capital ($687,411 vs $552,411) relates to this additional issuance.

K. Line of Credit, Notes and Loan Payable, page F-15

58.	Please disclose how you determined the conversion price of the convertible notes payable assumed in the reverse acquisition.

Response

We have revised the footnotes to include the information requested.

G. Intangible Assets, page F-14

59.
You disclosed that you amortize your credentialed provider network on a straight-line basis. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for this intangible asset given that customer relationships frequently have a higher rate of attrition in earlier periods with the rate of attrition declining over time In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer or provider group throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop.

Response

Management believes that the straight line method provides the best estimate of value under current accounting principles.   The Company maintains records and controls to compare the estimated attrition and value of the intangible asset as well as revisits its valuation annually.

60.
You disclose that the amortization of the covenant not-to-compete was nominal. However, since you disclose that the amortization of your medical network was $101,625 for 2009 and 2010 and this amount is identical to the amortization amount that you disclose on the statements of cash flows it does not appear that you are amortizing your covenant not-to-compete. Please revise to amortize the covenant not-to-compete or disclose why it is appropriate to not amortize this intangible asset.

Response

The amortization of the covenant not-to-compete in 2010 was immaterial (approximately $10,000) and would have been $0 in 2009 as it was purchased in May 2010.  The Company will commence amortization in 2011.

N. Income Taxes, page F-16

61.
Please disclose what the Other line item represents in your reconciliation of the statutory federal income tax rate to your effective tax rate for 2009 and 2010. You had a valuation allowance of $429,567 at December 31, 2009. However, you reversed a valuation allowance of $437,518 in 2010. Please tell us why the valuation allowance reversed exceeded the amount of your valuation allowance.

Response

We have revised Footnote N as requested.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
October 6, 2011

**********************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Manuel E. Iglesias
Manuel E. Iglesias, CEO and President